CAUSEWAY ETMF TRUST

11111 Santa Monica Boulevard

c/o Causeway Capital Management LLC

15th Floor

Los Angeles, CA 90025

February 22, 2018

VIA EDGAR CORRESPONDENCE

Marianne Dobelbower

Senior Counsel

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-4644

Re:	Causeway ETMF Trust (SEC File Nos. 333-220536 and 811-23294) Pre-Effective Amendment No. 2, filed February 16, 2018

Dear Ms. Dobelbower:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “1933 Act”), Causeway ETMF Trust, a Delaware statutory trust, on behalf of its series, Causeway International Value NextShares and Causeway Global Value NextShares, hereby respectfully requests acceleration of the effective date of its Registration Statement so that such Registration Statement may be declared effective on February 28, 2018 or as soon as practicable thereafter.

The undersigned, in making this request for acceleration, hereby states that it is aware of its obligations under Rule 461 and the other applicable provisions of the 1933 Act.

Very truly yours,

CAUSEWAY ETMF TRUST

By:	/s/ Turner Swan
Name:	Turner Swan
Title:	President

SEI INVESTMENTS DISTRIBUTION CO.

One Freedom Valley Drive

Oaks, PA 19456

February 22, 2018

VIA EDGAR CORRESPONDENCE

Marianne Dobelbower

Senior Counsel

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-4644

Re:	Causeway ETMF Trust (SEC File Nos. 333-220536 and 811-23294) Pre-Effective Amendment No. 2, filed February 16, 2018

Dear Ms. Dobelbower:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “1933 Act”), SEI Investments Distribution Co., in its capacity as distributor of Causeway ETMF Trust, hereby joins in the request of Causeway ETMF Trust on behalf of its series, Causeway International Value NextShares and Causeway Global Value NextShares, for acceleration of the effective date of the Registration Statement so that such Registration Statement may be declared effective on February 28, 2018 or as soon as practicable thereafter.

The undersigned, in making this request for acceleration, hereby states that it is aware of its obligations under Rule 461 and the other applicable provisions of the 1933 Act.

Very truly yours,

SEI INVESTMENTS DISTRIBUTION CO.

By:	/s/ John Munch
Name:	John Munch
Title:	General Counsel